Filed pursuant to Rule 424(b)(3)
File No. 333-179641

Grant Park Fund September 2015 Update
October 21, 2015

Supplement dated October 21, 2015 to Prospectus dated April 24, 2015
Class	September ROR	YTD ROR	Net Asset Value	Net Asset Value per Unit
A	3.1%	-8.1%	$13.6M	$1,146.62
B	3.0%	-8.5%	$134.1M	$950.21
Legacy 1	3.3%	-6.6%	$2.1M	$873.72
Legacy 2	3.3%	-6.7%	$0.7M	$858.25
Global 1	3.3%	-6.5%	$21.5M	$853.67
Global 2	3.2%	-6.7%	$4.9M	$838.89
Global 3	3.1%	-7.8%	$64.6M	$748.81
ALL PERFORMANCE REPORTED IS NET OF FEES AND EXPENSES

Sector Commentary
Currencies:  The U.S. dollar strengthened on speculation the U.S. Federal Reserve will raise interest rates sooner than its European and Asian counterparts.  The British pound fell after weak manufacturing data reinforced views economic growth in the U.K. is slowing.  The euro also declined amid speculation the European Central Bank may expand its economic stimulus initiatives to maintain regional growth.  The Japanese yen strengthened as declines in the Asian equity markets created a demand for safe-haven assets.

Energy: Crude oil markets fell due to ongoing concerns regarding global economic growth and on continued over production in the crude oil complex.  Natural gas and heating oil prices declined after forecasts for moderate weather weakened demand and the U.S. Energy Information Administration reported an increase in natural gas supplies.

Equities:  Global equity markets finished lower after the Federal Reserve decided not to raise interest rates because of concerns regarding weak global economic growth.  The Nikkei 225 Index declined over 7% after weaker-than-expected industrial production data was reported.  The Dax Index declined over 5% as the Volkswagen emissions-cheating scandal weighed heavily on the nation’s auto manufacturers.

Fixed Income: Global fixed income markets finished higher as declines in the equity markets and concerns about slowing economic growth, coupled with the Fed’s decision to delay increasing interest rates, increased demand for risk-averse assets.

Grains/Foods:  Corn prices rose as adverse weather conditions caused the U.S. Department of Agriculture to reduce its estimates for U.S. production.   Wheat markets rose as concerns regarding poor weather in Europe and Australia fostered supply concerns.  Sugar markets rose over 13% as heavy rainfall in Brazil impeded production.  Cotton prices fell as declining Chinese imports caused concerns about ongoing demand.  Lean hog prices increased on speculation supplies may not be as abundant as anticipated. Cattle markets moved over 13% lower on profit-taking and declining wholesale beef prices.

Metals:  Gold markets finished lower due to renewed speculation for a U.S. interest rate hike in 2015.  Platinum markets fell over 10% due to decreased demand for the metal’s industrial uses.  Copper markets rallied, finishing slightly higher as a result of supply disruptions at key South American mines and a modest increase in global industrial demand.

Additional Information: For the Fund’s monthly Account Statement, including the net asset value per unit, and related information, please visit our website at grantparkfunds.com.

Sincerely,

David Kavanagh
President

Daily fund performance and weekly commentaries are available on our website at grantparkfunds.com.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS
FUTURES TRADING INVOLVES A HIGH DEGREE OF RISK AND IS NOT SUITABLE FOR ALL INVESTORS
THIS DOES NOT CONSTITUTE AN OFFER OF ANY SECURITY FOR SALE NOR SHALL THERE BE ANY SALE OF SECURITIES IN ANY JURISDICTION IN WHICH AN OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH JURISDICTION OFFERING BY PROSPECTUS ONLY.

Account Statement
(Prepared from books without audit)
For the month ended September 30, 2015

STATEMENT OF INCOME
Trading Income (Loss)	Monthly Performance	Year to Date Performance
Realized Trading Income (Loss)	-$542,505	-$1,790,372
Change In Unrealized Income (Loss)	9,270,951	-4,144,249
Brokerage Commission	-104,104	-1,030,521
Exchange, Clearing Fee and NFA Charges	0	0
Other Trading Costs	-203,832	-2,072,202
Change in Accrued Commission	1,205	-14,053
Net Trading Income (Loss)	8,421,715	-9,051,397

Other Income	Monthly Performance	Year to Date Performance
Interest, U.S. Obligations	$84,259	$771,949
Interest, Other	13,580	215,888
U.S. Government Securities Gain (Loss)	0	0
Dividend Income	0	0
Total Income (Loss)	8,519,554	-8,063,560

Expenses	Monthly Performance	Year to Date Performance
Management Fee	$0	$0
Incentive Fee	4,438	2,560,842
Operating Expenses	51,638	520,538
Organization and Offering Expenses	59,681	602,272
Brokerage Expenses	1,036,979	10,657,788
Dividend Expenses	0	0
Total Expenses	1,152,736	14,341,440

Net Income (Loss)	$7,366,818	-$22,405,000

Statement of Changes in Net Asset Value	Monthly Performance	Year to Date Performance
Beginning Balance	$239,133,143	$298,529,189
Additions	6,953	1,725,887
Net Income (Loss)	7,366,818	-22,405,000
Redemptions	-5,042,029	-36,385,191
Balance at September 30, 2015	$241,464,885	$241,464,885

PERFORMANCE SUMMARY BY CLASS
Class	Net Asset Value per Unit	Units	Net Asset Value	Monthly ROR	Year to Date ROR
A	$1,146.618	11,866.11411	$13,605,896	3.09%	-8.09%
B	$950.206	141,177.43907	$134,147,698	3.03%	-8.53%
Legacy 1	$873.722	2,377.37820	$2,077,167	3.28%	-6.57%
Legacy 2	$858.249	778.64698	$668,273	3.26%	-6.74%
Global 1	$853.673	25,136.94706	$21,458,733	3.26%	-6.52%
Global 2	$838.891	5,896.01082	$4,946,110	3.25%	-6.65%
Global 3	$748.809	86,218.24085	$64,561,007	3.10%	-7.83%

To the best of my knowledge and belief the information contained herein is accurate and complete.

__________________________________________________________
David Kavanagh, President
For Dearborn Capital Management, LLC
General Partner of Grant Park Futures Fund, Limited Partnership